================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 7)*

                             HIGH SPEED ACCESS CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   42979U-102
                                 (CUSIP Number)

William D. Savoy                           Alvin G. Segel, Esq.
Vulcan Ventures Incorporated               Irell & Manella LLP
505 Union Station                          1800 Avenue of the Stars
505 Fifth Avenue South, Suite 900          Suite 900
Seattle, WA 98104                          Los Angeles, CA 90067
(206) 342-2000                             (310) 277-1010

Curtis S. Shaw, Esq.                       Leigh P. Ryan, Esq.
Charter Communications Ventures, LLC       Paul, Hastings, Janofsky & Walker LLP
12405 Powerscourt Drive, Suite 100         399 Park Avenue, 31st Fl.
St. Louis, MO 63131                        New York, NY 10022
(314) 965-0555                             (212) 318-6000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

---------------------------------                     --------------------------
CUSIP NO. 42979U-102       13D                            Page 2 of 13 Pages
---------------------------------                     --------------------------

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Vulcan Ventures Incorporated
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                                  [_]

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Washington
--------------------------------------------------------------------------------
                                    7.   SOLE VOTING POWER
   NUMBER OF
                                         -0- SHARES
    SHARES                 -----------------------------------------------------
                                    8.   SHARED VOTING POWER
  BENEFICIALLY
                                         27,798,278 SHARES (1)
 OWNED BY EACH             -----------------------------------------------------
                                    9.   SOLE DISPOSITIVE POWER
   REPORTING
                                         -0- SHARES
    PERSON                 -----------------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER
     WITH
                                         27,798,278 SHARES (1)
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      27,798,278 SHARES (1)
--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [_]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.9% based on 58,809,052 shares of common stock outstanding as of June 30, 2001, as reported by the Issuer in its Quarterly Report on Form
      10-Q filed with the Securities and Exchange Commission on August 14,
      2001.
--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
(1) These shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares include 20,222,139 shares of common stock owned by Vulcan Ventures Incorporated and 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                     --------------------------
CUSIP NO. 42979U-102       13D                            Page 3 of 13 Pages
---------------------------------                     --------------------------

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Paul G. Allen

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(E)                                                   [_]

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
    NUMBER OF
                                -0- SHARES
     SHARES          -----------------------------------------------------------
                           8.   SHARED VOTING POWER
   BENEFICIALLY
                                37,750,198 SHARES (1)
  OWNED BY EACH      -----------------------------------------------------------
                           9.   SOLE DISPOSITIVE SHARES
    REPORTING
                                -0- SHARES
      PERSON         -----------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
       WITH
                                37,750,198 SHARES (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,750,198 SHARES (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.5% based on 58,809,052 shares of common stock outstanding as of June
     30, 2001, as reported by the Issuer in its Quarterly Report on Form
     10-Q filed with the Securities and Exchange Commission on August 14,
     2001.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

(1) 27,798,278 of these shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. Such shares include 20,222,139 shares of common stock owned by Vulcan Ventures Incorporated and 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated. The reported shares also include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Mr. Allen. Mr. Allen may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Mr. Allen. Mr. Allen may be deemed to have shared voting and dispositive power with respect to such shares.



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP NO. 42979U-102                     13D               Page 4 of 13 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Charter Communications Ventures, LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(E)                                                   [_]

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
    NUMBER OF
                                -0- SHARES
     SHARES         ------------------------------------------------------------
                           8.   SHARED VOTING POWER
   BENEFICIALLY
                                9,951,920 SHARES (1)
  OWNED BY EACH     ------------------------------------------------------------
                           9.   SOLE DISPOSITIVE SHARES
    REPORTING
                                -0- SHARES
      PERSON        ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
       WITH

                                9,951,920 SHARES (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,951,920 SHARES (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.5% based on 58,809,052 shares of common stock outstanding as of June
     30, 2001, as reported by the Issuer in its Quarterly Report on Form
     10-Q filed with the Securities and Exchange Commission on August 14,
     2001.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
(1) The reported shares include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Ventures, LLC. Charter Communications Ventures, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock owned by Charter Communications Ventures, LLC. The reported shares do not include 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect on the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated that Charter Communications Holdings Company LLC, an affiliate of Charter Communications Ventures, LLC, has agreed to purchase pursuant to the Stock Purchase Agreement described in Amendment No. 6 to this Schedule 13D.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                      --------------------------
CUSIP NO. 42979U-102                   13D                Page 5 of 13 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Charter Communications Holdings, LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(E)                                                   [_]

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
    NUMBER OF
                          -0- SHARES
     SHARES        -------------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          9,951,920 SHARES (1)
  OWNED BY EACH    -------------------------------------------------------------
                     9.   SOLE DISPOSITIVE SHARES
    REPORTING
                          -0- SHARES
      PERSON       -------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          9,951,920 SHARES (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,951,920 SHARES (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.5% based on 58,809,052 shares of common stock outstanding as of June
     30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
(1) The reported shares include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holdings, LLC. Charter Communications Holdings, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Charter Communications Holdings, LLC. Charter Communications Holdings, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares do not include 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect on the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated that Charter Communications Holdings Company LLC, an affiliate of Charter Communications Holdings, LLC, has agreed to purchase pursuant to the Stock Purchase Agreement described in Amendment No. 6 to this Schedule 13D.



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                     --------------------------
CUSIP NO. 42979U-102                      13D             Page 6 of 13 Pages
---------------------------------                     --------------------------

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Charter Communications Holding Company, LLC
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS *

      AF
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                                  [_]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
    NUMBER OF
                          -0- SHARES
     SHARES        -------------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          9,951,920 SHARES (1)
  OWNED BY EACH    -------------------------------------------------------------
                     9.   SOLE DISPOSITIVE SHARES
    REPORTING
                          -0- SHARES
      PERSON       -------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          9,951,920 SHARES (1)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,951,920 SHARES (1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.5% based on 58,809,052 shares of common stock outstanding as of June 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
(1) The reported shares include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holding Company, LLC. Charter Communications Holding Company, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Charter Communications Holding Company, LLC. Charter Communications Holding Company, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares do not include 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect on the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated that Charter Communications Holdings Company LLC has agreed to purchase pursuant to the Stock Purchase Agreement described in Amendment No. 6 to this Schedule 13D.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                     --------------------------
CUSIP NO. 42979U-102                      13D              Page 7 of 13 Pages
---------------------------------                     --------------------------

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Charter Communications, Inc.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      Not applicable

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                                  [_]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
    NUMBER OF
                          -0- SHARES
     SHARES        -------------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          9,951,920 SHARES (1)
  OWNED BY EACH    -------------------------------------------------------------
                     9.   SOLE DISPOSITIVE SHARES
    REPORTING
                          -0- SHARES
      PERSON       -------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          9,951,920 SHARES (1)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,951,920 SHARES (1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.5% based on 58,809,052 shares of common stock outstanding as of June 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001.

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
(1) The reported shares include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Charter Communications, Inc. Charter Communications, Inc. may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares do not include 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect on the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated that Charter Communications Holdings Company LLC, an affiliate of Charter Communications, Inc., has agreed to purchase pursuant to the Stock Purchase Agreement described in Amendment No. 6 to this
      Schedule 13D.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

     This statement, which is being filed by Vulcan Ventures Incorporated, a Washington corporation ("Vulcan Ventures"), Charter Communications Ventures, LLC, a Delaware limited liability company ("Charter Ventures"), Charter Communications Holdings, LLC, a Delaware limited liability company ("Charter Holdings"), Charter Communications Holding Company, LLC, a Delaware limited liability company ("Charter Holdco"), Charter Communications, Inc., a Delaware corporation ("Charter" and together with Charter Ventures, Charter Holdings and Charter Holdco, the "Charter Reporting Persons"), and Paul G. Allen, the Chairman, President and sole shareholder of Vulcan Ventures and the Chairman of Charter ("Mr. Allen", and together with Vulcan Ventures and the Charter Reporting Persons, the "Reporting Persons"), constitutes Amendment No. 7 to the
Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 21, 1999, on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on June 28, 1999, Amendment No. 2 filed with the SEC on August 24, 1999, Amendment No. 3 filed with the SEC on November 17, 2000, Amendment No. 4 filed with the SEC on December 13, 2000, Amendment No. 5 filed with the SEC on August 1, 2001 and Amendment No. 6 filed with the SEC on October 1, 2001. The Schedule 13D relates to the common stock, par value $.01 per share, of High Speed Access Corp., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

     Each of the Reporting Persons acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby amended to reflect the following:

     Jerald L. Kent resigned as an executive officer and director of the Charter Reporting Persons on September 28, 2001.

     David Vogel has been appointed President, Chief Executive Officer and a director of each of the Charter Reporting Persons. His business address is Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131.

     Stephen E. Silva was promoted to Executive Vice President and Chief Technical Officer of the Charter Reporting Persons on October 18, 2001.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended by adding the following:

Common Stock Purchase Agreement
-------------------------------

     On November 1, 2001, Vulcan Ventures and the Issuer entered into a Stock Purchase Agreement (the "Common Stock Purchase Agreement") pursuant to which the Issuer will purchase from Vulcan Ventures 20,222,139 shares of the Issuer's common stock, which represents all of the Issuer's common stock owned by Vulcan Ventures. The purchase price will be $0.22 per share in cash, or an aggregate of $4,448,870. In addition, the Issuer and Vulcan Ventures confirmed and acknowledged that all discussions relating to the Issuer purchasing an equity interest in or performing services on behalf of Digeo Broadband, Inc. ("Digeo") have terminated without agreement and that the Issuer shall have no rights or obligations with respect thereto. Digeo is controlled by Vulcan.

     The closing of the sale of the common stock under the Common Stock Purchase Agreement will occur concurrently with the closing of the Asset Purchase Agreement.

     The parties' obligation to consummate the sale of the shares of the Issuer's common stock owned by Vulcan Ventures to the Issuer terminates if the Asset Purchase Agreement terminates. In addition, Vulcan Ventures' obligation to consummate the sale of the shares of the Issuer's common stock owned by it to the Issuer is conditioned upon, among other things, the transactions contemplated by the Asset Purchase Agreement being consummated by March 31, 2002.

     The foregoing description of the Common Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Common Stock Purchase Agreement, a copy of which is filed as
Exhibit 10.1

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

     (a) As of the date of this Amendment, Vulcan Ventures, Mr. Allen and each of the Charter Reporting Persons beneficially own 27,798,278 shares, 37,750,198 shares and 9,951,920 shares, respectively, of the Issuer's common stock. Such shares include 7,576,139 shares and 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of the 38,000 shares and 37,000 shares of Series D Preferred Stock held by Vulcan Ventures and Charter Ventures, respectively, and the shares of common stock issuable upon exercise of the 2,575,153 warrants held by Charter. The above conversion numbers for the Series D Preferred Stock are based on a liquidation preference of $1,000 per share of Series D Preferred Stock and a conversion price of $5.01875 per share of common stock.

     Vulcan Ventures', Mr. Allen's and the Charter Reporting Persons' stockholdings, assuming immediate conversion of all of the shares of Series D Preferred Stock into shares of common stock and exercise of the warrants, represent approximately 41.9%, 49.5% and 14.5%, respectively, of the shares of the Issuer's common stock outstanding, including shares issuable on such conversion and exercise.

     Upon consummation of the transactions contemplated by the Asset Purchase Agreement, the Stock Purchase Agreement and the Common Stock Purchase Agreement, including the transfer of 38,000 shares of Series D Preferred Stock by Vulcan Ventures to Charter Holdco pursuant to the Stock Purchase Agreement and the subsequent transfer of all 75,000 shares of Series D Preferred Stock then held by Charter Holdco to the Issuer and the cancellation of the Charter Warrants (as defined in the Asset Purchase Agreement) pursuant to the Asset Purchase Agreement, none of Vulcan Ventures, Mr. Allen or any of the Charter Reporting Persons will beneficially own any securities of the Issuer. But see Items 4 and 6 for a description of termination provisions and conditions to closing of the Asset Purchase Agreement, the Stock Purchase Agreement and the Common Stock Purchase Agreement.

     All of the percentages set forth in this Item 5(a) are based upon 58,809,052 shares of the Issuer's common stock outstanding as of June 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001.

     To the best knowledge of Vulcan Ventures, Mr. Allen and the Charter Reporting Persons, none of the other parties named in Item 2 owns any of the Issuer's common stock, except as follows:

     William D. Savoy, Vice President and a Director of Vulcan Ventures and a Director of Charter, Charter Holdco, and Charter Holdings, beneficially owns immediately exercisable options to acquire 38,750 shares of the Issuer's common stock. Mr. Savoy resigned as a Director of the Issuer on July 30, 2001. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such options.

     David G. Barford, Executive Vice President and Chief Operating Officer of the Charter Reporting Persons, beneficially owns 5,769 shares of the Issuer's common stock as the sole trustee of a family trust. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     Thomas R. Jokerst, Senior Vice President - Advanced Technology Development of the Charter Reporting Persons, beneficially owns 30,000 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     David L. McCall, Senior Vice President of Operations - Eastern Division of the Charter Reporting Persons, beneficially owns 2,000 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     Steven A. Schumm, Executive Vice President, Assistant to the President of the Charter Reporting Persons, beneficially owns 2,300 shares of the Issuer's common stock, 1,150 shares of which are owned jointly with his wife and 1,150 shares of which are subject to a trust for the benefit of his mother of which he is the trustee. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     Stephen E. Silva, Executive Vice President and Chief Technical Officer of the Charter Reporting Persons, beneficially owns 19,250 shares of the Issuer's common stock and immediately exercisable options to acquire 41,463 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares and options.

     (b) Vulcan Ventures and Mr. Allen have shared voting and dispositive power with respect to all of the shares of the Issuer's common stock and Series D Preferred Stock owned directly by Vulcan Ventures (including the shares of common stock issuable upon conversion of the Series D Preferred Stock). Mr. Allen and the Charter Reporting Persons have shared dispositive power with respect to all of the shares of the Issuer's common stock issuable upon the exercise of all warrants held by Charter and shared dispositive and voting power with respect to all of the shares of Series D Preferred Stock held by Charter Ventures (including the shares of common stock issuable upon conversion of the Series D Preferred Stock).

     (c) None of Vulcan Ventures, Mr. Allen or the Charter Reporting Persons have, nor, to the knowledge of Vulcan Ventures, Mr. Allen or the Charter Reporting Persons, have any of Vulcan Ventures' or the Charter Reporting Persons' executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock or Series D Preferred Stock during the past sixty days.

     (d) Neither Vulcan Ventures, Mr. Allen nor the Charter Reporting Persons know any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any common stock directly owned by Vulcan Ventures, Mr. Allen or the Charter Reporting Persons.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended by adding the following:

Common Stock Purchase Agreement
-------------------------------

     On November 1, 2001, Vulcan Ventures and the Issuer entered into the Common Stock Purchase Agreement pursuant to which the Issuer will purchase from Vulcan Ventures 20,222,139 shares of the Issuer's common stock, which represents all of the Issuer's common stock owned by Vulcan Ventures. The purchase price will be $0.22 per share in cash, or an aggregate of $4,448,870. In addition, the Issuer and Vulcan Ventures confirmed and acknowledged that all discussions relating to the Issuer purchasing an equity interest in or performing services on behalf of Digeo have terminated without agreement and that the Issuer shall have no rights or obligations with respect thereto. Digeo is controlled by Vulcan.

     The closing of the sale of the common stock under the Common Stock Purchase Agreement will occur concurrently with the closing of the Asset Purchase Agreement.

     The parties' obligation to consummate the sale of the shares of the Issuer's common stock owned by Vulcan Ventures to the Issuer terminates if the Asset Purchase Agreement terminates. In addition, Vulcan Ventures' obligation to consummate the sale of the shares of the Issuer's common stock owned by it to the Issuer is conditioned upon, among other things, the transactions contemplated by the Asset Purchase Agreement being consummated by March 31, 2002.

     The foregoing description of the Common Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Common Stock Purchase Agreement, a copy of which is filed as
Exhibit 10.1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is hereby amended by adding the following:

         Exhibit 10.1: Stock Purchase Agreement, dated as of November 1, 2001, between High Speed Access Corp. and Vulcan Ventures Incorporated.

         Exhibit 99.1: Joint Filing Statement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A, Amendment No. 3, filed November 17, 2000).

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 2, 2001                VULCAN VENTURES INCORPORATED


                                        By:  /s/ William D. Savoy
                                             --------------------------
                                             Name:  William D. Savoy
                                             Title: President

Dated:  November 2, 2001                                 *
                                             --------------------------
                                             Paul G. Allen

                                        *By:  /s/ William D. Savoy

                                              -------------------------
                                        William D. Savoy as Attorney in Fact for
                                        Paul G. Allen pursuant to a Power of
                                        Attorney filed on August 30, 1999, with
                                        the Schedule 13G of Vulcan Ventures
                                        Incorporated and Paul G. Allen for
                                        Pathogenesis, Inc., and incorporated
                                        herein by reference


Dated:  November 2, 2001                CHARTER COMMUNICATIONS VENTURES, LLC


                                        By:  /s/ Curtis S. Shaw
                                             --------------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary

Dated:  November 2, 2001                CHARTER COMMUNICATIONS HOLDINGS, LLC


                                        By:  /s/ Curtis S. Shaw
                                             --------------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary

Dated:  November 2, 2001                CHARTER COMMUNICATIONS HOLDING COMPANY,
                                         LLC

                                        By:  /s/ Curtis S. Shaw
                                             --------------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary

Dated:  November 2, 2001                CHARTER COMMUNICATIONS, INC.



                                        By:  /s/ Curtis S. Shaw
                                             ---------------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                             General Counsel and Secretary

                                  EXHIBIT INDEX

EXHIBIT NO.        DESCRIPTION
-----------        -----------
Exhibit 10.1:      Stock Purchase Agreement, dated as of November 1, 2001,
                   between High Speed Access Corp. and Vulcan Ventures
                   Incorporated.

Exhibit 99.1:      Joint Filing Statement (incorporated by reference to Exhibit
                   99.1 to the Reporting Persons' Schedule 13D/A, Amendment No. 3, filed November 17, 2000).





























































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